SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

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                              RMR FUND SERIES TRUST
                            Exact Name of Registrant





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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Newton and The Commonwealth of Massachusetts on the 31st day of March, 2008.



                                          RMR FUNDS SERIES TRUST



                                          By: /s/ Adam D. Portnoy
                                              Adam D. Portnoy
                                              President



Attest: /s/ Karen Jacoppo-Wood
        Karen Jacoppo-Wood, Esq.
        Assistant Secretary